January 20, 2017

VIA EDGAR – FORM DEL AM

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Delaying Amendment for Stadion Investment Trust Registration Statement on Form N-14 (File No. 333-215304)

Dear Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Stadion Investment Trust (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-215304).  The Registration Statement was filed with the U.S. Securities and Exchange Commission on December 23, 2016 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Watkinsville and the State of Georgia on the 20th day of January, 2017.

No fees are required in connection with this filing.  If you have any questions or comments in connection with this delaying amendment, please call Jeffrey Skinner at Kilpatrick Townsend & Stockton LLP at 336-607-7512.

Very truly yours,

/s/ Judson P. Doherty
Judson P. Doherty
President
Stadion Investment Trust